Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Art’s-Way Manufacturing Co., Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock.

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended, and Bylaws, as amended, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this description is also an exhibit.

Authorized Capital Stock

The Company’s Certificate of Incorporation authorizes the Company to issue 9,500,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 500,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

The holders of Common Stock are entitled to one vote for each share on all matters voted on by Company stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Company’s Board of Directors with respect to any series of Preferred Stock, the holders of such shares possess all voting power. The Company’s Certificate of Incorporation does not provide for cumulative voting in the election of directors.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion out of funds legally available for the payment of dividends.

Other Rights and Preferences

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to the Company’s stockholders in the event of dissolution. The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company’s Board of Directors may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Listing

The Common Stock is listed on the Nasdaq Capital Market under the symbol “ARTW.”

Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions

The Company’s Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of the Company. These provisions are as follows:

•

special meetings of stockholders may be called only by the President, by a majority of the Board of Directors, or by stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote;

•	the Company may issue, without stockholder approval, up to 500,000 shares of preferred stock that could adversely affect the rights and powers of the holders of our common stock.

The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who owns 15% or more of the voting stock of a corporation, or any affiliate or associate of a corporation who, within three years prior, did own 15% or more of the voting stock of that corporation.